Exhibit 99.(h)(22)

Amendment No. 3 to Participation Agreement
As of May 3, 2004
by and among
Franklin Templeton Variable Insurance Products Trust
Franklin/Templeton Distributors, Inc.
Farmers New World Life Insurance Company

Franklin Templeton Variable Insurance Products Trust (the “Trust”), Franklin/Templeton Distributors, Inc. (the “Underwriter,” and together with the Trust, “we” or “us”) and Farmers New World Life Insurance Company (“you”), on your behalf and on behalf of certain Accounts, have previously entered into a Participation Agreement dated May 15, 2000, as amended (the “Agreement”). The parties now desire to amend the Agreement in this amendment (the “Amendment”).

Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect. Unless otherwise indicated, the terms defined in the Agreement shall have the same meaning in this Amendment.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.	Section 2.1.6 of the Agreement is hereby amended to add the following sentence at the end of the section:

“Without limiting the foregoing, you agree that, in your agreements with broker-dealers governing sales of Contracts, you require that, in recommending to a Contract owner the purchase, sale or exchange of any subaccount units under the Contracts, such broker-dealers shall have reasonable grounds for believing that the recommendation is suitable for such Contract owner.”

2.	A new Section 2.1.12 is hereby added to the Agreement as follows:

“2.1.12 As covered financial institutions we, only with respect to Portfolio shareholders, and you each undertake and agree to comply, and to take full responsibility in complying with any and all applicable laws, regulations and other requirements relating to money laundering including, without limitation, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (Title III of the USA PATRIOT Act).”

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3.	Section 3 of the Agreement is hereby deleted in its entirety and replaced with the following Section 3:

“3.	Purchase and Redemption of Trust Portfolio Shares

3.1	Availability of Trust Portfolio Shares

3.1.1        We will make shares of the Portfolios available to the Accounts for the benefit of the Contracts. The shares will be available for purchase at the net asset value per share next computed after we (or our agent, or you as our designee) receive a purchase order, as established in accordance with the provisions of the then current prospectus of the Trust. All orders are subject to acceptance by us and by the Portfolio or its transfer agent, and become effective only upon confirmation by us. Notwithstanding the foregoing, the Trust’s Board of Trustees (“Trustees”) may refuse to sell shares of any Portfolio to any person, or may suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees, they deem such action to be in the best interests of the shareholders of such Portfolio.

3.1.2        Without limiting the other provisions of this Section 3.1, among other delegations by the Trustees, the Trustees have determined that there is a significant risk that the Trust and its shareholders may be adversely affected by investors with short term trading activity and/or whose purchase and redemption activity follows a market timing pattern as defined in the prospectus for the Trust, and have authorized the Trust, the Underwriter and the Trust’s transfer agent to adopt procedures and take other action (including, without limitation, rejecting specific purchase orders in whole or in part) as they deem necessary to reduce, discourage, restrict or eliminate such trading and/or market timing activity. You agree that your purchases and redemptions of Portfolio shares are subject to, and that you will assist us in implementing, the Market Timing Trading Policy and Additional Policies (as described in the Trust’s prospectus) and the Trust’s restrictions on excessive and/or short term trading activity and/or purchase and redemption activity that follows a market timing pattern.

3.1.3        We agree that shares of the Trust will be sold only to life insurance companies which have entered into fund participation agreements with the Trust (“Participating Insurance Companies”) and their separate accounts or to qualified pension and retirement plans in accordance with the terms of the Shared Funding Order. No shares of any Portfolio will be sold to the general public.

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3.2	This subsection 3.2 is not used.

3.3	Purchase and Redemption

3.3.1        You are hereby appointed as our designee for the sole purpose of receiving from Contract owners purchase and exchange orders and requests for redemption resulting from investment in and payments under the Contracts that pertain to subaccounts that invest in Portfolios (“Instructions”). “Business Day” shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC and its current prospectus. “Close of Trading” shall mean the close of trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time. You represent and warrant that all Instructions transmitted to us for processing on or as of a given Business Day (“Day 1”) shall have been received in proper form and time stamped by you prior to the Close of Trading on Day 1. Such Instructions shall receive the share price next calculated following the Close of Trading on Day 1, provided that we receive such Instructions from you before 9 a.m. Eastern Time on the next Business Day (“Day 2”). You represent and warrant that Instructions received in proper form and time stamped by you after the Close of Trading on Day 1 shall be treated by you and transmitted to us as if received on Day 2. Such Instructions shall receive the share price next calculated following the Close of Trading on Day 2. You represent and warrant that you have, maintain and periodically test, procedures and systems in place reasonably designed to prevent Instructions received after the Close of Trading on Day 1 from being executed with Instructions received before the Close of Trading on Day 1. All Instructions we receive from you after 9 a.m. Eastern Time on Day 2 shall be processed by us on the following Business Day and shall receive the share price next calculated following the Close of Trading on Day 2.

3.3.2        We shall calculate the net asset value per share of each Portfolio on each Business Day, and shall communicate these net asset values to you or your designated agent on a daily basis as soon as reasonably practical after the calculation is completed (normally by 6:30 p.m. Eastern Time).

3.3.3        You shall submit payment for the purchase of shares of a Portfolio on behalf of an Account in federal funds transmitted by wire to the Trust or to its designated custodian, which must receive such wires no later than the close of the Reserve Bank, which is 6:00 p.m. Eastern Time, on the Business Day following the Business Day as of which such purchases orders are made.

3.3.4        We will redeem any full or fractional shares of any Portfolio, when requested by you on behalf of an Account, at the net asset value next computed after receipt by us (or our agent or you as our designee) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust. We shall make payment for such shares in the manner we establish from time to time, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act.

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3.3.5        Issuance and transfer of the Portfolio shares will be by book entry only. Stock certificates will not be issued to you or the Accounts. Portfolio shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

3.3.6        We shall furnish, on or before the ex-dividend date, notice to you of any income dividends or capital gain distributions payable on the shares of any Portfolio. You hereby elect to receive all such income dividends and capital gain distributions as are payable on shares of a Portfolio in additional shares of that Portfolio, and you reserve the right to change this election in the future. We will notify you of the number of shares so issued as payment of such dividends and distributions.

3.3.7        Each party to this Agreement agrees that, in the event of a material error resulting from incorrect information or confirmations, the parties will seek to comply in all material respects with the provisions of applicable federal securities laws.

4.	A new Section 6.7 is hereby added to the Agreement as follows:

“6.7 You agree that any posting of Portfolio prospectuses on your website will result in the Portfolio prospectuses: (i) appearing identical to the hard copy printed version; (ii) being clearly associated with the particular Contracts in which they are available and posted in close proximity to the applicable Contract prospectuses; (iii) having no less prominence than prospectuses of any other underlying funds available under the Contracts; and (iv) being used in an authorized manner. Notwithstanding the above, you understand and agree that you are responsible for ensuring that participation in the Portfolios, and any website posting, or other use, of the Portfolio prospectuses is in compliance with this Agreement and applicable state and federal securities and insurance laws and regulations, including as they relate to paper or electronic use of fund prospectuses. The format of such presentation, the script and layout for any website that mentions the Trust, the Underwriter, an Adviser or the Portfolios shall be routed to us as sales literature or other promotional materials, pursuant to Section 6 of this Agreement

In addition, you agree to be solely responsible for maintaining and updating the Portfolio prospectuses’ PDF files (including prospectus supplements) and removing and/or replacing promptly any outdated prospectuses, as necessary, ensuring that any accompanying instructions by us, for using or stopping use are followed. You agree to designate and make available to us a person to act as a single point of communication contact for these purposes. We are not responsible for any additional costs or additional liabilities that may be incurred as a result of your election to place the Portfolio prospectuses on your website. We reserve the right to revoke this authorization, at any time and for any reason, although we may instead make our authorization subject to new procedures.”

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5.	A new paragraph is added at the end of Section 10.8 of the Agreement as follows:

“Each party to this Agreement agrees to limit the disclosure of nonpublic personal information of Contract owners consistent with its policies on privacy with respect to such information and Regulation S-P of the SEC. Each party hereby agrees that it will comply with all applicable requirements under the regulations implementing Title V of the Gramm-Leach-Bliley Act and any other applicable federal and state consumer privacy acts, rules and regulations. Each party further represents that it has in place, and agrees that it will maintain, information security policies and procedures for protecting nonpublic personal customer information adequate to conform to applicable legal requirements.”

IN WITNESS WHEREOF, each of the parties has caused its duly authorized officers to execute this Amendment.

The Trust:	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Only on behalf of
each Portfolio listed	By:
on Schedule C of	Name:	Karen L. Skidmore
the Agreement.		Assistant Vice President

The Underwriter:	FRANKLIN/TEMPLETON DISTRIBUTORS, INC.

By:
	Name:	Scott M. Lee
Senior Vice President

The Company	FARMERS NEW WORLD LIFE INSURANCE COMPANY

By:
	Name:	John R. Patton
Assistant Vice President and Secretary

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